Invest in Hard Juice® Cocktails, Pioneering a NEW alcohol category


ORGANIC & GLUTEN FREE CRAFT COCKTAILS
CRAFTY ELK
HARD JUICE
VODKA BEVERAGE
355 mL · 4.5% alc./vol
MANGO & HONEY
MANGUE et MIEL
SUNSET
INVEST IN CRAFTY ELK TODAY

craftyelk.com Austin TX

Retail B2C

LEAD INVESTOR



Darren Caicco

As a proud Canadian, now living in Florida with my family, I am always looking on store shelves for Canadian born products as I like to support them as much as possible. As I visit my home town in Ontario regularly, I am always exposed to new products - and Crafty Elk was one of them. When staying with friends last summer they were drinking it constantly. It's organic, gluten free and made with real juice - so it's a pretty clean product. Well my wife and I fell in love with it - the flavor is amazing! So we started following the company on social media channels, visited the website regularly and we became part of their mailing list. So when we found out they were getting ready to launch in the USA, it was a no brainer for us. I believe Crafty Elk can be a billion dollar company some day! -Darren Caicco

Invested $5,000 this round

Highlights

1. 🏆 #1 cocktail at the largest Canadian National Exhibition show, outsold beer and cocktail companies
2. CA parent company has raised approximately $1.3M CAD in Canada and looking to get going in the USA.
3. 💼 A world-class experienced team with over 100 years combined in the Food & beverage space.
4. Cocktails made with juice, vegetable pulps, botanicals, and premium vodka with a refreshing taste!
5. 🍹 Organic, non-GMO, Gluten-free cocktails; no artificial sweeteners or preservatives. #drinkclean
6. 📖 Consumer Net Promoter score via home survey with a phenomenal 95% customer satisfaction score
7. Parent company had positive growth rates in Canada and profitable throughout the pandemic.

Our Team



Greg Gilliland CEO

A pharmaceutical scientist with certification in Complementary and Alternative Medicine. 14 years in formulation and research development in the FMCG space. I'm an entrepreneur who enjoys innovation and creating love mark brands.

> The ready to drink industry is littered with poorly manufactured beverages filled with artificial preservatives, sweeteners and alcohol derived from sucralose. We wanted to simply make a clean cocktail and have a premium offering for people who care about what they consume. #drinkclean



William Corbin Director

William Corbin is a high performing digital-first executive leading Content, Marketing, Sales and Business Development teams with demonstrated successes working in the media and sports industries.



Alison MEEHAN-KENNEDY COO

Former CEO of ROKiT Drinks, managed portfolio of brands such as Bogart Spirits, Bandero Tequila, ABK Beer, Kings Ransom Whiskey, Oval Vodka, Cohete Beer. Oversaw national distribution, marketing, finance and sales divisions.



Rob Harrison Board Advisor

A former Senior Vice President & General Manager of Weston Foods $40 billion firm, Rob founded 'Harrison Food Brokers Inc., representing consumer brands such as, Haggen Dazs, Slim Fast, Nabisco, Ben & Jerry's and Tropicana across Canada.

Invest In Crafty Elk® Hard Juice® Cocktails


ORGANIC & GLUTEN FREE
CRAFT COCKTAILS
ORGANIC
ORGANIC
ORGANIC
ORGANIC
ORGANIC


CRAFTY ELK
HARD JUICE
VODKA BEVERAGE
355 mL · 4.5% alc./vol
SUNSET
INVESTMENT SEED ROUND USA

JOIN OUR EXCLUSIVE GANG OF CRAFTY INDIVIDUALS


EXCLUSIVE
CLUB ELK
MEMBER


CLUBELK
Watch later
Share
Watch on YouTube

WHAT AM I INVESTING IN?


CRAFTY ELK
HARD JUICE

- We are offering you a front row ticket and opportunity to invest in our ‘seed round’ USA offering via Wefunder. Please note this investment will be only for Hard Juice Cocktail Co, an Austin Texas, United States company
- Innovative craft cocktails with unique functional formulations and clean ingredients such as: turmeric, ginger, prickly pear, goji berries, vegetable pulps, juice and premium spirits
- SIX commercialized ‘ready to drink’ cocktail formulations that have been

selling for over seven years.

- A team with over 100 years' experience in the consumer product goods space
- THREE newly developed Tequila cocktails 4.5% organic, gluten free, with trial runs performed at two major music festival and tasted by over 3,000 ppl with outstanding reviews

7 REASON TO INVEST IN CRAFTY ELK™ HARD JUICE® COCKTAILS!

REASON #1

Award Winning Beverages



ORGANIC
CRAFTY ELK
HARD JUICE
VODKA BEVERAGE
355 mL · 4.5% alc./vol.
MANGO & HONEY
MANGUE et MIEL
ORGANIC
CRAFTY ELK
HARD JUICE
VODKA BEVERAGE
355 mL · 4.5% alc./vol.
CRANBERRY, BLUEBERRY & ACAI
CANNEBERGE, BLEUET et AÇAI
WINNER
GOLD
WINNER
SILVER

Our cocktails have outsold all 'Ready to Drink' cocktails at every trade show we have attended. Crafty Elk has won awards for best tasting cocktails featuring our Mango Honey & Cranberry Blueberry Açai flavours.

REASON #2

Hard Juice® Nation

Is Blasting Off!


mike's
HARD lemonade
WHITE CLAW
HARD SELTZER
MANGO
MANGUE
ORGANIC
CRAFTY ELK
HARD JUICE
VODKA BEVERAGE
WE'VE CREATED OUR
OWN CATEGORY.
HARD JUICE®!!

You've heard of hard lemonade and hard seltzers, right? Well, we have not only made unique, delicious, craft cocktails, we also are pioneers in creating our own beverage category known as 'Hard Juice®'. We believe the fresh pressed juice, canned cocktails, and hard Seltzer phenomenon will explode and we will be in a category of our own.

REASON #3

Consistent Growth & Through a Pandemic


COVID-19
IMPACTS
Cases Sold
14,000
12,000
10,000
8000
6000
4000
2000
0
1,300
5,468
8,013
11,464
10,900
8,785
ON PACE
TO REACH
14,000
2017
2018
2019
2020
2021
2022
2023

The graph above is represents performance from our Canadian parent company

Our company and brand revenues grew in Canada by 71% throughout a pandemic. We have been in positive growth since in 2017.


REASON #4
Unique Cocktails That Outclass The Competition


CRAFTY ELK
VS
THE OTHER GUYS



	Crafty Elk	Traditional RTD	Hard Seltzer
Convenient	●	◐	◐
Low Calories	●	○	◐
Certified Organic	●	○	○
Non GMO	●	○	○
No Preservatives	●	○	○
NO Artificial Flavours	●	○	○
Real Ingredients	●	○	○
Exceptional Taste	●	○	○


OUR BEVERAGES TICK ALL THE IMPORTANT BOXES

Our cocktails are uniquely positioned as full flavor juice based cocktails with low carbonation, no bloating, and are highly crushable. Drink one and it's hard to stop. They are also certified organic, non-GMO and gluten free! Our competitors in the industry like traditional RTD's and Seltzers are full of artificial sugars,

flavors and preservatives. They are also non-organic, and have zero taste.


REASON #5
RTD ('Ready to Drink') Beverages Are Booming


USA
Ready to Drink Alcohol sales
2020
7.9 Billion USD
CANADA
Ready to Drink Alcohol sales
2020
1.3 Billion CAD
RTD Cocktails
↑ 91.2%
2019 - 2020 YoY Sales Growth
Hard Seltzer
↑ 270%
2019 - 2020 YoY Sales Growth


CONSUMERS HAVE SPOKEN.
CONVENIENCE IS IN.
HIGH QUALITY, PRE-MIXED BEVERAGES ARE HOT!
Total Addressable Market (TAM)
Premium and Super Premium segment of RTD will have a Total Addressable Market (TAM) of $9.39 Billion in 2024.
Premium
Super Premium
$ 5.01 B
$ 5.24 B
$ 5.48 B
$ 5.74 B
$ 6.00 B
$ 6.28 B
$ 6.56 B
$ 6.87 B
$ 7.18 B
$ 7.51 B
$ 7.86 B
$ 8.22 B
$ 2.49 B
$ 2.61 B
$ 2.73 B
$ 2.85 B
$ 2.98 B
$ 3.12 B
$ 3.26 B
$ 3.41 B
$ 3.57 B
$ 3.73 B
$ 3.91 B
$ 4.08 B
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
$7.85 Billion
$8.59 Billion
$9.39 Billion
$10.28 Billion
$11.25 Billion
$12.30 Billion

The 'Ready to Drink' Cocktail category is about to explode. Consumers want higher quality beverages in a more convenient (pre-mixed) format that they can't easily make at home. Crafty Elk® brings quality to a whole new level. RTDs are growing steady at higher rates than spirits, wine, and beer, signaling a major shift in consumer interest in this category across all demographics. Our Hard Juice® will convert customers effortlessly, and provide high customer satisfaction with strong repeat purchases.

References:

- *Passport 'Alcoholic Drinks in Canada' Euromonitor International September 2020*

• *Passport 'Alcoholic Drinks in the US' Euromonitor International September 2020*

OUR LINEUP





Mango & Honey

Serving size: **355ml/12 oz**

Alcohol %: **4.5% ABV**

Pack size: **4 packs & 6 Pack**



Cranberry, Blueberry & Açaí

Serving size: **355ml/12 oz**

Alcohol %: **4.5% ABV**

Pack size: **4 packs & 6 Pack**



Blackberry, Passionfruit & Green Tea

Serving size: **355ml/12 oz**

Alcohol %: **4.5% ABV**

Pack size: **4 packs & 6 Pack**



Peach & Green Tea

Serving size: **355ml/12 oz**

Alcohol %: **4.5% ABV**

Pack size: **4 packs & 6 Pack**



Limited Edition Crafty Sunset

Serving size: **355ml/12 oz**

Alcohol %: **4.5% ABV** Pack size: **Singles, 4 packs, 6 packs, Mixed case special edition**

Mar - Oct



Mixed 12 Pack

Serving size: **355ml/12 oz**

Alcohol %: **4.5% ABV**

Pack size: **12**

3 Mango & Honey,

3 Blackberry, Passionfruit & Green Tea,

3 Cranberry, Blueberry & Açaí,

3 Peach & Green Tea



3 New Tequila Formulas

La Morada: **Grapefruit, Guava & Hibiscus**

Paradise Island: **Mango & Kiwi**

Tahitian Moon: **Rasberry & Coconut**

Serving size: **355ml/12 oz**

Alcohol %: **4.5% ABV**

Pack size: **4 packs & 6 Pack**


MIX PACK | 12 355mL CANS
4.5% ALC./VOL.
ORGANIC
CRAFTY ELK
HARD JUICE
Organic
COCKTAILS
Hard Juice
3 CRANBERRY BLUEBERRY & ACAI
3 BLACKBERRY PASSION FRUIT & GREEN TEA
3 PEACH & GREEN TEA
ORGANIC IS NON-GMO & MORE

REASON #6

World Class Leadership With 100 Years Experience

BEN & JERRY'S

Häagen-Dazs

BANDERO Premium Tequila

ROKiT DRINKS

ABK BREWING 700 YEARS TRADITION

Slim-Fast

klick HEALTH

NABISCO BRANDS INC

MÖVENPICK

Our team has over 100 years experience in the 'consumer product goods space' from Mikes Hard Lemonade, Ben & Jerrys, Palm Bay, Haagen Daze, Quaker Oats.

REASON #7

95% Customer Satisfaction Score

Crafty Elk® Hard Juice® had a 95% customer satisfaction score a survey amongst 300 home delivery purchasers, with a 98% high quality rating. Our customer loyalty is high and love for our Hard Juice Cocktails.



95%
Customer Satisfaction Score!
Q How likely is it that you'd recommend Crafty Elk to a friend or colleague?
79
Q Which of the following would you use to describe Craft Elk?
EXCEPTIONAL TASTE 65.83%
HIGH QUALITY 62.5%
NATURAL 60%
ORGANIC 53.33%
Q How well does Crafty Elk meet your needs?
VERY WELL 92.68%
Q How would you rate the quality of Crafty Elk?
HIGH QUALITY 98.4%

Crafty Elk is a Social Machine

Our Fans, Community, and Exclusive Club!

Crafty Elk Hard Juice® is a fiercely independent group of people, passionately

focused on creating clean cocktails, jobs and sustainability. Our community of loving fans are the heart beat of our business, without them we would be nothing. We allow our fans to invest in our brand and become part of Crafty Elk®. By investing in Crafty Elk® today, this is not just a one off, You'll be a co-creator and life long member of our Team, this includes coming to shareholder meetings, festivals and concerts; for when we speak together we can make change happen. Join Club Elk® today!


EXCLUSIVE
CLUB ELK
INVESTORS GET INVITED TO EPIC POOL PARTIES, CONCERTS & MORE
ORGANIC
CRAFTY ELK


EXCLUSIVE
ELK FEST
2021
INVESTORS GET INVITED TO OUR BIG YEARLY BASH, ELK FEST!


WIN THIS RETRO BEACH COOLER!
Crafty Elk is with Western University and Julius Wilson.
October 10, 2019
Little #TBT to the Western Purple Party! Sometimes you just gotta cut loose and have a good time... Responsibly, of course. Ain't no party like a Crafty Elk Party!
Do you want Crafty Elk at your Party? Call us @ 1-833-ELK-TEAM
#HardJuice #NoPreservatives #MakeYourNextDayYourBestDay #CraftyElk #PurpleParty... See More
Crafty Elk


Red Cooler
CHALLENGE
CraftyElk.com
FOR MORE INFO



What Our Fans Are Saying *@craftyelk*


IAMJULIUSWILSON
"Unreal taste sensation"
sarahpsmart
"I'm obsessed with this all natural and organic hard juice!"
CODY SIMPSON
CODY SIMPSON
"Unreal all-natural hard juice, and they've just launched in Canada!"


SURREY_GURL
"Pure organic deliciousness - with vodka"
citymom
"To die for. Healthy AND reduces hangover?! Sold!!"
bcoskonette
"No bulls**t, no hangovers!"


THE PRIDE OF CRAFTSMANSHIP IS IN EVERY SIP
Our Mission

Our mission was to create a delicious, clean, craft cocktail line using: exotic juices, vegetable pulps, a unique array of botanicals such as turmeric, ginger, prickly pear and goji berries, while finishing off with a premium vodka base. We also wanted to provide customers with organic, non-GMO, gluten free cocktails. Finally, we wanted to create an easy drinking beverage with high quality ingredients that doesn't bog you down the next day. Crafty Elk® checks all of these boxes and many more. The pride of craftsmanship is in every sip.



IT ALL STARTED WITH A BEACH & A DREAM...

Our Story

Our Organic Hard Juice® was born on the sandy beaches in Australia. A pharmaceutical scientist and health advocate in nature. After long days of surf and the bohemian jet set lifestyle, people would gather for a fresh pressed juice and mix in vodka at sun down; soaking up the majestic views of the aqua waves, while toasting to another day in paradise.


It all started with
A Beach And A Dream
CRAFTY ELK
HARD JUICE


GIVING BACK TO THE PLANET
The Crafty Elk
Sustainable Plan!


LET'S ENSURE
WE HAVE A PLANET TO ENJOY
ORGANIC COCKTAILS ON
CRAFTY ELK HAS COME A LONG WAY.
ORGANIC
CRAFTY ELK
HARD JUICE
VODKA BEVERAGE
355 mL - 4.5% alc./vol
PEACH & GREEN TEA
PÊCHE et THÉ VERT

We've grown, and we've grown up. We have always believed that business should be a force for good and that brave thinking and bold actions are the only way to make real impact.

Today, we are in the middle of a climate crisis. It is a crisis of our own design, driven by big business. We recognize our contribution and the limitations of our industry.

...BUT CHANGE ISN'T HAPPENING FAST ENOUGH! NOW IS THE TIME TO BE RADICAL IN EVERYTHING WE DO.


SUSTAINABILITY AND LOOKING AFTER OUR PLANET IS AT THE CORE OF WHAT WE DO. AND WITH YOUR HELP, WE WANT TO GO EVEN FURTHER. ONE DOLLAR OF EVERY CASE SOLD WILL GO TOWARDS...
GIVING BACK TO THE PLANET
OCEAN CLEANUP
TREE PLANTING
WILDLIFE SUPPORT



INVESTOR PERKS
EVEN MORE REASONS TO INVEST


AGM
CRAFTY ELK
CRAFTY ELK
CRAFTY ELK
HARD JUICE
CRAFTY ELK

LEVEL 1 $250

1 Hard Juice Ownership Certificate
1 Club Elk car sticker
1 Ticket to the AGM

LEVEL 2 $500

1 Hard Juice Ownership Certificate
1 Snap Back Hat
1 Ticket to the AGM

LEVEL 3 $1,000

1 Hard Juice Ownership Certificate
1 Snap Back Hat
1 Crafty Elk T-shirt
1 Ticket to the AGM

LEVEL 4 $2,500

1 Hard Juice Ownership Certificate
1 Crafty Elk - Retro cooler
1 Ticket to the AGM

LEVEL 5 $5,000

1 Hard Juice Ownership Certificate
1 Crafty Elk - Retro cooler
1 Club Elk car sticker
1 Ticket to the AGM

LEVEL 6 $10,000

1 Hard Juice® Ownership Certificate
1 Crafty Elk - Retro cooler
1 Crafty Elk - Golf cooler bag
1 Club Elk car sticker
1 Ticket to the AGM